SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended June 30, 1997




                               GENTIA SOFTWARE PLC

                                  Tuition House
                                St George's Road
                                    Wimbledon
                                 London SW19 4EU
                                 United Kingdom
                    (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F         X                Form 40-F
                  ------------------                 -----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                No                X
                  ------------------                 -----------------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         82-      N.A.

                               Page 1 of 15 Pages

                        Exhibit Index Appears on Page 11

                               GENTIA SOFTWARE PLC
                                    Form 6-K


                                TABLE OF CONTENTS


                                                                            Page
Financial Information:

Condensed  Consolidated  Balance Sheets as of  June 30, 1997
(Unaudited) and December 31, 1996 (Audited)                                  3

Condensed  Consolidated  Statements of Income for the three and
six months ended June 30, 1997 and 1996 (Unaudited)                          4

Condensed  Consolidated  Statements  of Cash Flows for the six
months ended June 30, 1997 and 1996 (Unaudited)                              5

Notes to Condensed Consolidated Financial Statements
(Unaudited)                                                                  6

Management's Discussion and Analysis of Financial Condition
and Results of Operations.                                                   7

Exhibit               Index                                                 11
Exhibit A.            Second Quarter Press Release                          12



                               GENTIA SOFTWARE PLC
                      Condensed Consolidated Balance Sheets



                                                                           June 30, 1997            December 31, 1996
                                                                        --------------------      ----------------------
                                                                            (unaudited)                 (audited)
                                                                                       (in thousands)
                                                                                    US$                         US$
Assets
         Current assets:
                  Cash and cash equivalents                                     $21,744                     $25,228
                  Accounts receivable, net of allowance $421
                  (Dec 31, 1996 - $478)                                          11,621                       9,953
                  Prepaid expenses and other current assets                       1,857                         821
                                                                           -------------               -------------
Total current assets                                                            $35,222                     $36,002
                                                                           -------------               -------------
         Property and equipment, net                                              2,243                       2,013
         Goodwill on acquisition, net of amortization of $301
          (Dec 31, 1996 - $122)                                                   3,261                       3,388
         Deferred taxation                                                          148                         148
                                                                           -------------               -------------
Total assets                                                                    $40,874                     $41,551
                                                                           =============               =============
Liabilities and shareholders' equity

         Current liabilities:
                  Current portion of lease obligations                             $175                        $194
                  Accounts payable                                                1,234                       1,648
                  Taxes payable                                                   1,392                       1,373
                  Accrued liabilities                                             1,238                       1,778
                  Deferred revenues                                               2,981                       2,969
                  UK value added tax                                                264                         346
                  Other accounts payable                                            885                         985
                                                                           -------------               -------------
Total current liabilities                                                         8,169                       9,293

         Non current liabilities:
                  Deferred taxation                                                  29                          29
                  Long-term portion of lease obligations                            167                         225
                                                                           -------------               -------------
Total liabilities                                                                 8,365                       9,547

         Shareholders' equity:
                  Ordinary shares                                                 2,156                       2,152
                  Additional paid-in capital                                     27,302                      27,182
                  Retained earnings                                               3,350                       2,747
                  Cumulative translation adjustment                                (299)                        (77)
                                                                           -------------               -------------
Total shareholders' equity                                                       32,509                      32,004
                                                                           -------------               -------------
Total liabilities and shareholders' equity                                      $40,874                     $41,551
                                                                           =============               =============



                             See accompanying notes

                               GENTIA SOFTWARE PLC
                 Condensed Consolidated Statement of Operations
                                   (Unaudited)



                                                                      Three months ended                   Six months ended
                                                                -------------------------------     ----------------------------
                                                                  June 30,           June 30,         June 30,        June 30,
                                                                    1997              1996              1997            1996
                                                                --------------      -----------     -----------     ------------
                                                                            (in thousands, except per share amounts)

                                                                       US$               US$             US$              US$
Revenues:
     License                                                        $5,018            $3,966          $8,974           $7,279
     Services and other                                              3,088             2,138           6,133            4,028
                                                                 -----------      -----------      ----------      -----------
                                                                     8,106             6,104          15,107           11,307
                                                                 -----------      -----------      ----------      -----------
Cost of revenues:
     License                                                           116               109             283              211
     Services and other                                              1,662             1,275           3,177            2,307
                                                                 -----------      -----------      ----------      -----------
                                                                     1,778             1,384           3,460            2,518
                                                                 -----------      -----------      ----------      -----------
Gross profit                                                         6,328             4,720          11,647            8,789
Operating expenses:
     Sales and marketing                                             3,591             2,314           6,705            4,381
     Research and development                                        1,005               775           2,220            1,372
     General and administrative                                      1,163               989           2,280            1,874
     Goodwill amortization                                              91                 -             179                -
                                                                 -----------      -----------      ----------      -----------
                     Total operating expenses                        5,850             4,078          11,384            7,627
                                                                 -----------      -----------      ----------      -----------
Income from operations                                                 478               642             263            1,162
Other income                                                           295               269             598              267
                                                                 -----------      -----------     -----------      ----------
Income before provision for taxes                                      773               911             861            1,429
     Provision for income taxes                                        229               337             258              529
                                                                 -----------      -----------     -----------      ----------
Net income                                                          $  544            $  574          $  603           $  900
                                                                 ===========      ===========      ==========      ===========
     Net income per share                                           $ 0.05            $ 0.05          $ 0.06           $ 0.09
     Weighted average shares outstanding                            10,896            10,614          10,928            9,755





                             See accompanying notes

                               GENTIA SOFTWARE PLC
                 Condensed Consolidated Statements of Cash Flows
                                   (Unaudited)



                                                                                           Six months ended
                                                                             --------------------    --------------------
                                                                                June 30, 1997           June 30, 1996
                                                                             --------------------    --------------------
                                                                                             (in thousands)
                                                                                   US$                        US$
Cash flows from operating activities

         Net income                                                                603                        900

         Adjustments to reconcile net income to net cash provided
           by operating activities:
                  Depreciation                                                     388                        265
                  Goodwill                                                         179                          -
                  Loss on disposal of assets                                        (2)                         -

                  Changes in operating assets and liabilities:
                      Accounts receivable                                      (1,611)                     (1,995)
                      Provision for bad debts                                     (57)                         15
                      Prepaid expenses and other receivables                   (1,036)                       (381)
                      Accounts payable                                           (414)                      1,715
                      Accrued liabilities and other expenses                     (703)                      1,505
                      Deferred revenues                                            12                         248
                                                                          -------------             --------------
Net cash provided by operating activities                                      (2,641)                      2,272
                                                                          -------------             --------------
Cash flows from investing activities:
                  Proceeds on disposal of assets                                   45                          -
                  Costs of acquisition                                            (52)                      (192)
                  Purchases of assets                                            (687)                      (526)
                                                                          -------------             --------------
Net cash used in investing activities                                            (694)                      (718)
                                                                          -------------             --------------
Cash flows from financing activities:

                  Net proceeds on shares issued                                    124                     26,406
                  (Repayment) of capital lease obligations                         (94)                       (67)
                  (Decrease) in bank overdraft                                       -                       (391)
                                                                          -------------             --------------
Net cash provided by financing activities                                           30                     25,948

         Effect of exchange rate changes on cash                                  (179)                       (11)
                                                                          -------------             --------------
         Net (decrease) increase in cash                                       (3,484)                     27,491
         Cash at beginning of period                                            25,228                      2,280
                                                                          -------------             --------------
         Cash at end of period                                                  21,744                     29,771
                                                                          =============             ==============





                             See accompanying notes

                               GENTIA SOFTWARE PLC

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business
--------

Gentia Software plc (the "Company") is incorporated in England and Wales. The Company develops, markets and supports high performance client/server decision support software for business planning and decision making. The Company changed its name from Gentia Software plc on July 1, 1997.

Basis of Presentation
---------------------

The consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles.

Interim Financial Information
-----------------------------

The financial information at June 30, 1997 and for the three and six months ended June 30, 1997 and 1996 is unaudited but includes all adjustments which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the three and six months period ended June 30, 1997 are not necessarily indicative of results that may be expected for the entire year. The condensed consolidated balance sheet at June 30, 1997 has been derived from the audited consolidated financial statements at that date. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 1996.

Principles of Consolidation
---------------------------

The accompanying financial statements consolidate the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Foreign Exchange
----------------

The consolidated balance sheets of the Company and its foreign subsidiaries are translated from their respective functional currencies to United States dollars at period-end exchange rates and the statements of operations and cash flows at average rates for the relevant periods. Gains and losses resulting from translation are accumulated as a separate component of shareholders' equity. Net gains and losses resulting from foreign exchange transactions, which are not material in any of the reporting periods, are included in the consolidated statement of operations.

Per Share Information
---------------------

Net income per share information is computed based on the weighted average number of shares outstanding and dilutive share equivalents of outstanding share options using the treasury stock method. Net income per share is based upon the weighted average number of shares and equivalent shares outstanding during the period. Equivalent shares consist of share options and are excluded for the computation if their effect is anti-dilutive except that, pursuant to the Securities and Exchange Commission Staff Account Bulletins.

2   LITIGATION

The Company is involved in one legal action arising in relation to patents in the United States. While the outcome of this matter is currently not determinable, it is management's opinion that this matter will not have a material adverse effect on the Company's consolidated financial condition or results of its operations.

                               GENTIA SOFTWARE PLC

   Management's Discussion and Analysis of Financial Condition and Results of
      Operations for the three and six months ended June 30, 1997 and 1996


Three months ended June 30, 1997 and 1996.
------------------------------------------

Revenues
--------

Revenues were $8.1 million in the three months ended June 30, 1997, an increase of 32.8.% compared to revenues of $6.1 million for the three months ended June 30, 1996. License revenues were $5 million in the three months ended June 30, 1997, an increase of 26.5% over license revenues of $4.0 million for the three months ended June 30, 1996. Services and other revenues were $3.1 million in the three months ended June 30, 1997, an increase of 44.4% when compared to $2.1 million for the three months ended June 30, 1996. The increase in revenues reflected both increased sales of the Company's Gentia product as well as increased consulting and maintenance services related thereto.

Gross Profit
------------

Gross profit was $6.3 million or 78.1% for the three months ended June 30, 1997, compared to $4.7 million or 77.3% for the three months ended June 30, 1996. The increase in gross margin was primarily due to a higher margin obtained on service and other revenue in the three months ended June 30, 1997.

Sales and Marketing
-------------------

Sales and marketing costs were $3.6 million in the three months ended June 30, 1997, an increase of 55.2% compared to $2.3 million in the three months ended June 30, 1996. The increase in dollar expenditure reflects the Company's increased investment in its sales and marketing organization especially in the United States. The Company expects these expenses will continue to increase as a result of its continued investment in its sales and marketing organization. The Company is expanding its geographic coverage and will continue to do so.

Research and Development
------------------------

Research and development costs were $1 million in the three months ended June 30, 1997, an increase of 29.7% compared to $775,000 in the three months ended June 30, 1996. The increase is primarily as a result of hiring additional personnel to continue the Company's development program. It is the Company's intention to accelerate its expenditure on research and development of new products when it considers it appropriate to do so. The Company's research and development expenditure is predominantly incurred in pounds sterling.

General and Administrative
--------------------------

General and administrative costs were $1.2 million in the three months ended June 30, 1997, an increase of 17.6% compared to $989,000 in the three months ended June 30, 1996.

Other Income (Expenses)
-----------------------

Other income was $295,000 in the three months ended June 30, 1997 compared to $269,000 in the three months ended June 30, 1996. Additional income is primarily due to interest income on funds received due to the Company's Initial Public Offering which was completed on April 30, 1996.

                               GENTIA SOFTWARE PLC

         Management's Discussion and Analysis of Financial Condition and
                       Results of Operations (Continued)



Six months ended June 30, 1997 and 1996
---------------------------------------

Revenue
-------

Revenues were $15.1 million in the six months ended June 30, 1997, an increase of 33.6% compared to revenues of $11.3 million for the six months ended June 30, 1996. License revenues were $9 million in the six months ended June 30, 1997, an increase of 23.3% over license revenues of $7.3 million for the six months ended June 30, 1996. Services and other revenues were $6.1 million in the six months ended June 30, 1997, an increase of 52.3% compared to $4 million for the six months ended June 30, 1996. The increase in revenues reflected both increased sales of the Company's Gentia product as well as increased consulting and maintenance services related thereto.

Gross Profit
------------

Gross profit was $11.6 million or 77.1% for the six months ended June 30, 1997, compared to $8.8 million or 77.7% for the six months ended June 30, 1996.

Sales and Marketing
-------------------

Sales and marketing costs were $6.7 million in the six months ended June 30, 1997, an increase of 53% compared to $4.4 million in the six months ended June 30, 1996. This increase in dollar expenditure reflects the Company's increased investment in its sales and marketing organization especially in the United States. The Company expects these expenses will continue to increase as a result of its continued investment in its sales and marketing organization. The Company is expanding its geographic coverage and will continue to do so.

Research and Development
------------------------

Research and development costs were $2.2 million in the six months ended June 30, 1997, an increase of 61.8% compared to $1.4 million in the six months ended June 30, 1996. The increase is primarily as a result of hiring additional personnel to continue the Company's development program. It is the Company's intention to accelerate its expenditure on research and development of new products when it considers it appropriate to do so. The Company's research and development expenditure is incurred predominantly in pounds sterling.

General and Administrative
--------------------------

General and administrative costs were $2.3 million in the six months ended June 30, 1997, an increase of 21.7% compared to $1.9 million in the six months ended June 30, 1996. The Company expects general and administrative expenditure to continue to increase in absolute dollar terms.

Other Income (Expenses)
-----------------------

Other income was $598,000 in the six months ended June 30, 1997 compared to $267,000 in the six months ended June 30, 1996. The additional income was primarily due to additional interest income received from the Company's Initial Public Offering completed on April 30, 1996.

Liquidity and Capital Resources
-------------------------------

As of June 30, 1997, the Company had cash and cash equivalents of $21.7m.

Accounts receivable at June 30, 1997 were $11.6 million, an increase of 16.8% compared to December 31, 1996 reflecting extended terms given on certain contracts. In the six months ended June 30, 1997, the Company's operating activities consumed cash of $2.6 million compared to a generation of cash of $2.3million in the six months ended June 30, 1996. This was primarily due to an increase in accounts receivable as described above and a decrease in accounts payable and liabilities and expenses accrued at the year end.

Investing activities consumed $694,000 in the six months ended June 30, 1997 compared to $718,000 in the six months ended June 30, 1996. In the six months ending June 30, 1997 the company had invested $687,000 in the purchase of assets, predominantly computer equipment.

Financing activities generated $30,000 in the six months ended June 30, 1997 compared to $25.9 million on the six months ended June 30, 1996. The significant change arises because of the receipt of proceeds from the Company's IPO on April 30, 1996. During the six months ended June 30, 1997 the company had received $124,000 on the exercise of share options.

The Company believes that existing cash, cash equivalents and cash generated by operations will be sufficient to meet the Company's working capital needs and currently planned capital expenditure requirements for the next twelve months.

The information contained in Exhibit 1 hereto, consisting of the registrant's unaudited financial statements for the six months ended June 30, 1997, has been distributed to its security holders and is furnished to the Commission pursuant to Rule 13a-16 under the Securities Act of 1934, as amended (the "Act"). This report and the information furnished herewith shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                   GENTIA SOFTWARE plc





                                               By: [Signature of Anthony K. Fox]
                                                   -----------------------------

                                                    Anthony K. Fox
                                                    Chief Financial Officer


Date:  31st July, 1997

EXHIBIT INDEX


                                                                           Page
Exhibit A           Second Quarter Press Release - (1997)                  12-15